UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
WeatherFlow- Tempest, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> December 26, 2018

Physical address of issuer
921 S Clyde Morris Blvd, 921 S Clyde Morris Blvd, Daytona Beach, FL 32114

Current number of employees
56

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	2,676,716	2,958,233
Cash & Cash Equivalents	679,671	633,307
Accounts Receivable	646,930	606,570
Short-term Debt	1,430,469	2,813,798
Long-term Debt	4,296,854	1,230,000
Revenues/Sales	13,268,379	11,970,554
Cost of Goods Sold	6,177,027	5,677,563
Taxes Paid	5,600	800.00
Net Income	-1,969,477	-1,636,057


December 5, 2025

FORM C-AR

WeatherFlow- Tempest, Inc.

WeatherFlow-Tempest°


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by WeatherFlow- Tempest, Inc. , a Delaware Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://tempest.earth/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is December 5, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar

meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

WeatherFlow- Tempest, Inc. (the "Company") is a Delaware Corporation, formed on December 26, 2018.

The Company is located at 921 S Clyde Morris Blvd, 921 S Clyde Morris Blvd, Daytona Beach, FL 32114.

The Company's website is https://tempest.earth/.

The information available on or through our website is not a part of this Form C-AR.

The Business

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and advanced weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products and services that provide weather data, both observations and forecasts. These include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API. The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). Additionally, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST, T°, and NEARCAST. WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock or Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided, in any future offering documentation, including the following risk factors. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation of the company at the time of each past offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and investors may risk overpaying for an existing or future investment.

The transferability and rights of the Securities investors have purchased are limited

All Stock purchased through previous crowdfunding campaigns are subject to SEC limitations of transfer. This means that the stock purchased cannot be resold for a period of one year after purchase. The exception to this rule is if investors are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of investor's family, trust created for the benefit of the investor's family, or in connection with the investor's death or divorce.

An existing or future investment could be illiquid for a long time

You should be prepared to hold an investment for several years or longer. For the 12 months following an existing or future investment there will be restrictions on how investors can resell the securities investors receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if investors decide to sell securities in the future, investors may not be able to find a buyer. The Company may be acquired by an existing player in the weather industry or another buyer. However, that may never happen or it may happen at a price that results in losing money on any investment.

We may not have enough capital as needed and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, an existing or future investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, any ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on existing or future investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of an existing or future investment.

Terms of subsequent financings may adversely impact an existing or future investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of an existing or future investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred was issued in 2025 stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock or convertible debt could be more advantageous to those investors than to the holders of Common Stock or previously issued Preferred Stock. In addition, if we need to raise more equity capital from the sale of Common Stock or preferred stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing or future investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in any offering past or future may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in future offerings. Any such investments will be included in the raised amount disclosed to investors.

We are reliant on one main type of service

All of our current products and services are related to weather. Although we have multiple tranches of revenue with multiple products in each tranche, all of our revenue derives from weather related products and services.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of our planned products may never become operational products or that these products may never be used by anyone. It is possible that the failure to release these planned products is the result of a change in business model with respect to those products, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

Preferred Stock and Common Stock purchased by an investor have voting rights attached to them. However, in the case of all shares issued under Regulation CF to data investors are part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as voting proxy. Investors are trusting in management discretion in making good business decisions that will grow an existing or future investment. Furthermore, in the event of a liquidation of our company, investors will only be paid out as entitled as a holder of Preferred Stock if there is sufficient cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

Investors are trusting in management discretion, and buying securities as a minority holder, and therefore must trust the management of theCompany to make good business decisions that grow an existing or future investment.

Our new sales initiatives could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that recently executed strategic partnerships will enable our products to gain traction in the marketplace at a faster rate than the recent past. It is possible that our new products will fail to gain market acceptance for any number of reasons. If new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an existing or future investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those

developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a relatively short history. If investors are investing in this company, it's because investors think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. There is no assurance that we will turn a large profit.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. The Company's intellectual property such as patents, trademarks,copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our intellectual property could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost

of enforcement, an existing or future investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas.Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time. This would likely adversely impact the value of an existing or future investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime

Our ability to sell products may be dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do, then the selling of product and services may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and services and therefore an existing or future investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including obtaining weather information, manufacturing, shipping, accounting, data supply, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects,errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, an existing or future investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of customers that utilize our products and services. Further, any significant disruption in the company's service(s) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our cyber security platforms. Any disruptions of services or cyber-attacks either on our technology provider or on our company equipment could harm our reputation and materially and negatively impact our financial condition and business.

Customers must remain interested in our products

Although we are a unique company that caters to weather related services and people's desire to know weather related information will likely not subside, our business growth depends on the market interest in the Company's products and the services that the Company provides. There can be no assurance that interest will remain.

Foreign Contract Manufacturing

The Company is heavily reliant on a single contract manufacturing firm located in Shenzhen, China, and it would be a significant disruption to theCompany and its ability to continue its business as currently conducted without the support of this company. Although this risk is somewhat mitigated because we have an excellent and long-term relationship with the company's sole owner, and because we have the capability to manufacture some of our products in our facility in Daytona, Florida, and the Company has established strong relationships with other contract manufactures in the US and other countries that could manufacture current and future products. If we do not have a capable contract manufacturer to manufacture our products, our business could face serious disruption. An existing or future investment could be adversely impacted by our reliance on third parties and their performance.

Reliance on an affiliate company

The Company relies on an affiliate company, WFn Holdings Inc ("WFn"), to supply weather data from WFn's industrial grade network of weather stations to make the Company's products and services more valuable. This data is particularly important for some of the Company's Lifestyle App customers who utilize the Lifestyle App service in the US coastal zone, and for business customers located in the US coastal zone. If the Company lost access to WFn's weather data, the Company could experience a significant disruption to its business and some of our products and services may no longer be attractive or useful for some of our customers, causing a decline in the value of the Company. Although this risk is somewhat mitigated because of a multiple year agreement on favorable terms for the Company and because there is substantial common ownership between WFn and the Company (the owners of WFn own a large majority of the shares of the Company) an existing or future investment, nonetheless, could be adversely impacted by our reliance on WFn.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and advanced weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products and services that provide

weather data, both observations and forecasts. These include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API. The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). Additionally, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST, T°, and NEARCAST. WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

Business Plan

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel "Buck" Lyons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Director and Chairman of the Board January 2019- Present Responsibilities: Strategic planning and overall management.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc CEO January 2012- April 2021 Responsibilities: Strategic planning and overall management. Synoptic Data PBC Director September 2012- Present Responsibilities: Providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Education

Name

Phillip Atkinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Director, and Design Guru January 2019- Present Responsibilities: Strategic advisement and product design consulting. Phillip is a major shareholder but is not active in day to day operation and is working for the company as contracted consultant

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc. President and Chief Operating Officer March 2021- January 30, 2025 Responsibilities: General management of the Company. WFn Holdings, Inc. Chief Information Officer & Chief Operating Officer January 2013- March 2021 responsibilities: Oversees day-to-day operations and keeps the data flowing.

Education

Name

Michael Samols

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Consultant and Director April 2021- Present Responsibilities: Strategic Advisement. Michael is a shareholder and serves his role as Director without compensation.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self- Employed- Consultant October 2015- Present Responsibilities: Strategy consulting and business development work on a contract basis.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel "Buck" Lyons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Director and Chairman of the Board January 2019- Present Responsibilities: Strategic planning and overall management.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc CEO January 2012- April 2021 Responsibilities: Strategic planning and overall management. Synoptic Data PBC Director September 2012- Present Responsibilities: Providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Education

Name

David St. John

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO January 2019- Present Responsibilities: Management responsibility over hardware and software development. David is a founding shareholder in the Company and current fulltime employee.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc. CIO January 2000- January 2019 Responsibilities: Oversight of all software development and maintenance.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 56 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	15,536,737
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Total Proxy Group Votes as of end of 2024: 2,003,227 (includes first two start engines and TOA)

Type of security	Common Stock
Amount outstanding	15,536,737
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Total Proxy Group Votes as of end of 2024: 2,003,227 (includes first two start engines and TOA)

Type of security	Convertible Promissory Note Convertible Notes
Amount outstanding	930,000.00
Voting Rights	The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below: Maturity Date: June 30, 2025 Interest Rate: 7.0% Discount Rate: 33.0% Valuation Cap: None Conversion Trigger: a qualifying event (or at the option of the holder)
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Material Rights There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.40 per share.
Value of SAFE or Convertible Notes	

Type of security	Convertible Promissory Note Convertible Notes
Amount outstanding	$300,000.00
Voting Rights	The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below: Amount outstanding: $300,000.00 Maturity Date: June 30, 2025 Interest Rate: 7.0% Discount Rate: 33.0% Valuation Cap: None Conversion Trigger: a qualifying event (or at the option of the holder)
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Material Rights There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.92 per share.
Value of SAFE or Convertible Notes	

Type of security	Accrued Interest on Convertible Notes Convertible Notes
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Total accrued interest on convertible notes as of 12/31/2024 is $267,499.63
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Trade accounts payable and other liabilities
Name of creditor	
Amount outstanding	$610,585
Interest rate and payment schedule	0.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	
Name of creditor	Credit Card
Amount outstanding	75,533
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Convertible Note Holders
Amount outstanding	930,000
Interest rate and payment schedule	7.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	June 30, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Convertible Note Holders
Amount outstanding	300,000
Interest rate and payment schedule	7.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	June 30, 2025
Other material terms	*Total accrued interest on convertible notes as of 12/31/2024 is $267,499.63

Type of debt	Notes
Name of creditor	WindSail Capital Group
Amount outstanding	3,066,854
Interest rate and payment schedule	Cash interest rate of 9.50% per annum and a paid-in-kind ("PIK") interest rate of 5.00% per annum. PIK interest is compounded monthly and added to the outstanding principal balance
Amortization schedule	
Describe any collateral or security	
Maturity date	March 22, 2027
Other material terms	As of December 31, 2024, the outstanding balance of the WindSail Loan was $3,110,204, including accrued PIK interest of $97,732

The total amount of outstanding debt of the company is $4,982,972.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock				December 16, 2024	Regulation CF
Common Stock	12,076,885	$1,207,688.50	Formation assets and start-up capital.	January 2, 2019	Section 4(a)(2)
Convertible Notes		$100 000.00	Marketing	May 30, 2019	Section 4(a)(2)
Convertible Notes		$930,000.00	Marketing, Company Employment, Inventory, and Cash on Hand./	October 29, 2021	Section 4(a)(2)
Common Stock	1,075,086	$2,435,014.91	Working Capital	April 30, 2022	Regulation CF
Common Stock	289,000	$289.00	Included as part of a debt transaction to raise $3,000,000	March 22, 2024	Section 4(a)(2)
Common Stock	683,141	$1,594,921.96	Working Capital	April 7, 2023	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel	26.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On December 16, 2024 the Company conducted an offering pursuant to Regulation CF and raised .

On January 2, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,207,688.50.

On May 30, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100 000.00.

On October 29, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $930,000.00.

On April 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $2,435,014.91.

On March 22, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $289.00.

On April 7, 2023 the Company conducted an offering pursuant to Regulation CF and raised $1,594,921.96.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	WFn Holdings, Inc
Relationship to the Company	A company owned by the primary founders of WeatherFlor-Tempest, Inc.
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Material Terms: Expenses paid to WFn per the licensing agreement totaled $694,713 for the year ended December 31, 2024, and $426,300 for the year ended December 31, 2023. There is a receivable due from WFn of $0 on December 31, 2024 and $259,061 on December 31, 2023.
Related Person/Entity	Synoptic Data PBC
Relationship to the Company	A company in which WFn Holdings Inc owns minority stake.
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	The Company's revenue includes income from Synoptic Data PBC, a company in which WFn holds a minority stake. As of December 31, 2024, and 2023, the Company's revenue from Synoptic Data PBC amounted to $0 and $9000, respectively.

Related Person/Entity	TOA Systems LLC
Relationship to the Company	It is a wholly owned subsidiary of WFn Holdings Inc.
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	

Description of the transaction	TOA Systems Inc sells sensor systems to detect lightning strikes and licenses data from an installed base of sensors forming a global lightning network. In 2022, the Company has executed an agreement with TOA, whereby it has an option to gain exclusive rights to license data in the US under terms favorable to the Company. In addition, the Company issued 695,000 shares of common stock to TOA as consideration for exclusive rights under the licensing agreement. On August 1, 2024, the Company and WFN mutually terminated the lightning data license agreement. Under the amended terms: • WFn Holdings agreed to sell back 450,000 shares of the Company's common stock to the Company at a price of $0.15 per share. • The remaining 245,000 shares originally provided to WFN were acknowledged by both parties as full and final consideration for the lightning-data provided to the Company from June 30, 2021 through December 31, 2024. • No additional payments are owed to WFN for lightning-data usage. The Company retains the ability to license lightning data from WFN in the future, at below-market rates, should such access be beneficial to the Company
/s/Daniel LyonsConflicts of Interest	(Signature)

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

24

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Daniel Lyons
_____
CEO, Principal Executive Officer and Director,(Name)
Principal Financial Officer and Principal Accounting Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

WEATHERFLOW-TEMPEST, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

WEATHERFLOW-TEMPEST, INC.
BALANCE SHEETS

As of December 31,		2024		2023
(USD $ in Dollars)				RESTATED
ASSETS				
Current Assets:				
Cash & cash equivalents	$	679,671	$	633,307
Accounts receivable		646,930		606,570
Inventories		548,622		846,478
Due from related parties		32,500		359,061
Prepaids and other current assets		700,395		453,094
Total current assets		**2,608,118**		**2,898,510**
Property and equipment, net		25,592		8,531
Intangible assets, net		40,000		50,000
Security deposits		3,006		1,192
Total assets	$	**2,676,716**	$	**2,958,233**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable	$	610,585	$	789,509
Credit card		75,533		79,244
Short-term borrowings		-		1,369,719
Deferred revenue		266,241		273,247
Due to related parties		74,174		-
Other current liabilities		403,936		302,080
Total current liabilities		**1,430,469**		**2,813,798**
WindSail term loan – secured		3,066,854	$	-
Convertible note		1,230,000		1,230,000
Total liabilities		**5,727,323**		**4,043,798**
STOCKHOLDERS EQUITY (DEFICIT)				
Common stock		15,537		15,678
Additional paid in capital		7,171,638		7,167,060
Equity issuance costs		(338,731)		(338,731)
Accumulated deficit		(9,899,050)		(7,929,573)
Total stockholders' equity (deficit)		**(3,050,606)**		**(1,085,565)**
Total liabilities and stockholders' equity (deficit)	$	**2,676,716**	$	**2,958,233**

See accompanying notes to the financial statements

WEATHERFLOW-TEMPEST INC.
STATEMENTS OF OPERATIONS

For The Years Ended December 31,	2024	2023
(USD $ in Dollars)		RESTATED
Net revenue	$ 13,268,379	$ 11,970,554
Cost of goods sold	6,177,027	5,677,563
Gross profit	7,091,352	6,292,992
Operating expenses		
General and administrative	5,525,696	5,036,201
Research and development	529,944	483,296
Sales and marketing	2,466,401	2,208,267
Total operating expenses	8,522,041	7,727,763
Operating loss	(1,430,689)	(1,434,772)
Interest expense	536,882	200,506
Other income	(3,694)	(21)
Loss before provision for income taxes	(1,963,877)	(1,635,257)
Provision for income taxes	5,600	800
Net loss	**$ (1,969,477)**	**$ (1,636,057)**

See accompanying notes to the financial statements

WeatherFlow-Tempest Inc.
Statements of Changes in Stockholders' Equity (Deficit)

(in , $US)	Common Stock		Additional Paid In Capital	Equity Issuance Costs	Accumulated Deficit	Shareholder Equity (Deficit)
	Shares	Amount				
Balance—December 31, 2022 (Restated)	14,961,596	$ 14,962	$ 5,470,104	$ (179,285)	$ (6,293,516)	$ (987,735)
Issuance of common stock, net of issuance cost	683,141	683	1,662,846	(159,446)	-	1,504,083
Restricted stock units - granted	33,000	33	-	-	-	33
Stock-based compensation	-	-	34,110	-	-	34,110
Net loss	-	-	-	-	(1,636,057)	(1,636,057)
Balance—December 31, 2023 (Restated)	15,677,737	$ 15,678	$ 7,167,060	$ (338,731)	$ (7,929,573)	$ (1,085,565)
Repurchase of common stock	(450,000)	(450)	(67,050)	-	-	(67,500)
Restricted stock units - granted	20,000	20	(20)	-	-	-
Stock-based compensation	-	-	28,278	-	-	28,278
Warrant issued	289,000	289	43,370	-	-	43,659
Net loss	-	-	-	-	(1,969,477)	(1,969,477)
Balance—December 31, 2024	15,536,737	$ 15,537	$ 7,171,638	$ (338,731)	$ (9,899,050)	$ (3,050,606)

See accompanying notes to financial statements.

WEATHERFLOW-TEMPEST INC.
STATEMENTS OF CASH FLOWS

For The Years Ended December 31, (USD $ in Dollars)	2024	2023 RESTATED
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (1,969,477)	$ (1,636,057)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation expense	11,483	35,414
Amortization expense	10,000	11,000
PIK interest	110,513	-
Share based compensation expense	28,278	34,110
Changes in operating assets and liabilities:		
Accounts receivable	(40,360)	(357,127)
Inventory	297,856	(298,672)
Due from related parties	326,561	(205,985)
Prepaid expenses and other current assets	(247,301)	550,074
Accounts payable and accrued expenses	(178,924)	(407,379)
Credit Cards	(3,711)	(18,066)
Deferred Revenue	(7,006)	272,172
Due to related parties	74,174	-
Other current liabilities	101,856	81,913
Net cash used in operating activities	**(1,486,060)**	**(1,938,603)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(28,544)	(5,358)
Long term security deposits	(1,814)	-
Net cash used in investing activities	**(30,358)**	**(5,358)**
CASH FLOW FROM FINANCING ACTIVITIES		
Short term borrowing, net of repayments	(1,369,719)	758,513
WindSail Term Loan – Secured	3,000,000	-
Repurchase of stock from related party	(67,500)	-
Proceeds from issuance of common stock, net of issuance cost	-	1,504,083
Net cash provided by financing activities	**1,562,781**	**2,262,596**
Change in cash	**46,364**	**318,635**
Cash—beginning of year	633,307	314,672
Cash—end of year	$ **679,671**	$ **633,307**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 352,815	$ 114,406
Cash paid during the year for income taxes	$ 5,600	$ 800
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Fair value of warrant issued with WindSail loan agreement	$ 43,659	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Weatherflow-Tempest Inc. (hereinafter referred to as the "Company", "we", or "us") was founded on December 26, 2018 as a Delaware Corporation. The Company operates in the private weather industry, selling products and providing services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data. The Company's headquarters are located in Santa Cruz, California.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and reflect the operations of the Company. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

Basis of Presentation

The accounting and reporting policies of the Company conform to GAAP. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with the GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $679,671 and $633,307, respectively.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instrument – Credit Losses ("ASU 2016"). ASU 2016, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. ASU 2016 broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted ASU 2016 on January 1, 2023, using the modified retrospective approach. The adoption of ASU 2016 did not have a material impact on financial statements as Company's customers are either direct consumers and pay at the time of purchase or reputable companies with healthy balance sheet. As of December 31, 2024 and 2023, the Company determined expected credit loss to not be material to these financial statements.

Inventories

Inventories are valued at lower of cost and net realizable value and include costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property which is amortized over the estimates life of the future benefit, not to exceed the patent lives, which may be as long as 20 years.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, advances to vendors, accounts payable and notes payable.

Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America. Majority of accounts receivable is concentrated with two customers having balances of approximately $179,732 and $27,015, which represents 32% of our accounts receivable - net balance as of December 31, 2024. The amounts receivable from these customer as of December 31, 2023 was approximately $175,272 and $12,913 which represents 31% of accounts receivable.

Majority of accounts payable and accrued expenses are concentrated with one vendor having balance of approximately $426,611 which represents approximately 62% of our accounts payable as of December 31, 2024. The amount owed to this vendor as of December 31, 2023 was approximately $366,532, which represent approximately 46% of our accounts payable. Additionally, we had certain advances to the same vendor which amounted to $451,218 and $378,716 as of December 31, 2024 and 2023, respectively, and represented approximately 64% and 84% of the prepaids and other current assets balances as of December 31, 2024 and 2023, respectively.

Revenue Recognition

The Company earns revenues from the sale of weather stations systems and weather meters, and from subscription applications, SaaS tools and licensed data.

Revenue – Weather Stations and Meters

The Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue from sales of weather station systems and weather meters is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at point-in-time when the goods are shipped or delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Revenue – Subscription, SaaS Tools and Licensed Data

Revenue is recognized evenly over the service period as the services are provided to the customer and the Company fulfills its obligation to provide ongoing access to the application or licensed data.

Deferred Revenue

Amounts billed to customers before the service period are recorded as Deferred Revenue, or contract liabilities. Deferred revenue reflects the Company's duty to provide access to the application or licensed data in later periods. Revenue is recognized when the service is delivered.

In 2024, the Company changed its revenue recognition policy for subscription revenue to recognize revenue ratably over the subscription period, rather than upon receipt of payment. This change in accounting policy was applied retrospectively and the resulting impact is disclosed in Note 3.

Cost of sales

Costs of goods sold include the cost of hardware, inward freight, and packaging costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,052,016 and $993,289, respectively, which is included in sales and marketing expenses in statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company leases certain office and storage spaces. The Company has elected the short-term lease exemption in ASC 842-20-25-3 for all classes of underlying assets with an original lease term of 12 months or less. The Company has also elected the practical expedient under ASC 842-20-25-10 not to recognize right-of-use assets and lease liabilities for leases that, individually, are immaterial to the Company's financial statements. Leases qualifying for these elections are expensed on a straight-line basis over the lease term.

Equity Issuance Costs

Equity issuance costs are costs that are directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company recognizes these costs as a reduction in proceeds from issuance of stock.

Stock Based Compensation

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, Compensation—Stock Compensation. Stock-based compensation awards issued by the Company consist solely of restricted stock awards ("RSAs") and restricted stock units ("RSUs").

The grant-date fair value of RSAs and RSUs is measured based on the fair value of the Company's common stock on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which corresponds to the vesting period of the awards.

The Company has not granted any stock options, and therefore no option-pricing model (such as Black-Scholes) was used in determining the fair value of awards during the periods presented.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 25, 2025, which is the date the financial statements were issued.

3. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company identified several errors in previously reported financial statements for the year ended December 31, 2023 that were considered material and required corrections. As a result, the Company restated the financial statements for the year ended December 31, 2023, the corresponding opening balances and all related disclosures with respect to these errors.

The restatement primarily relates to:

a) Correction of warranty provision accounting; and

b) Correction of deferred revenue recognition for subscription contracts.

These corrections were applied retrospectively in accordance with ASC 250, *Accounting Changes and Error Corrections*. The nature and impact of each item are summarized below.

a) Warranty Provision

The Company determined that warranty obligations related to product sales in 2023 were not previously recorded. Based on historical claim patterns and estimated costs to service warranty claims, the Company recorded a warranty provision of $25,574 for the year ended December 31, 2023.

The correction increased cost of goods sold and accrued warranty liabilities by $25,574.

b) Deferred Revenue — Subscription Contracts

During the preparation of the financial statements for the year ended December 31, 2024, the Company determined that revenue related to subscription contracts had been incorrectly recognized on a cash-basis rather than over the subscription service period as required under ASC 606. To correct this error, the Company adopted the over-time revenue recognition methodology retrospectively for the years presented.

The correction resulted in an increase in deferred revenue liability as of December 31, 2023 of $240,246 and a corresponding decrease in revenue for the year ended December 31, 2023 of $240,246.

These corrections had no impact on the Company's cash flows, as the adjustments relate solely to recognition and timing of revenue and expense for financial reporting purposes.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivable - net consist primarily of trade receivables generated in the normal course of business.

Inventories primarily consist of finished goods on hand.

Prepaids and other current assets consist of:

As of December 31,		2024		2023
Vendor advances	$	584,295	$	379,496
Other advances		-		13,070
Prepaid expenses		68,990		48,374
Prepaid insurance		47,111		12,154
Total prepaid expenses and other current assets	$	**700,395**	$	**453,094**

Other current liabilities consist of:

As of December 31,		2024		2023
Pension payable	$	99,058	$	93,420
Accrued interest		267,500		181,164
Provision for warranty		34,192		25,575
Taxes Payable		3,187		1,921
Total other current liabilities	$	**403,936**	$	**302,080**

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended December 31,		2024		2023
Computer equipment	$	14,421	$	14,421
Furnitures and fixtures		12,350		12,350
Machinery and equipment		100,732		72,187
Leasehold improvements		5,377		5,377
Property and equipment, at cost		**132,879**		**104,335**
Accumulated depreciation		(107,287)		(95,804)
Property and equipment, net	$	**25,592**	$	**8,531**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $11,483 and $35,414, respectively.

6. INTANGIBLE ASSETS

Intangible asset consists of:

As of Year Ended December 31,	2024	2023
Intelectual property - Barometer Tempest	$ 100,000	$ 100,000
Intangible assets, at cost	**100,000**	**100,000**
Accumulated amortization	(60,000)	(50,000)
Intangible assets, net	**$ 40,000**	**$ 50,000**

Amortization expense for patents for the fiscal year ended December 31, 2024, and 2023 was in the amount of $10,000 and $11,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2025	$ 10,000
2026	10,000
2027	10,000
2028	10,000
Thereafter	-
Total	**$ 40,000**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 25,000,000 shares of capital stock, consisting of 24,000,000 shares of Common Stock, par value $0.00001 per share, and 1,000,000 shares of Preferred Stock, par value $0.00001 per share.

Common Stock

At December 31, 2024 and 2023, the Company had 15,536,737 and 15,677,737 shares of common stock issued and outstanding, respectively.

Holders of common stock are entitled to one vote per share on all matters submitted to stockholders.

Common stockholders have the right to receive dividends when and if declared by the Board of Directors, subject to prior dividend and liquidation rights of any preferred stock that may be issued in the future.

Preferred Stock

The Company's board of directors has the authority to issue preferred stock in one or more series and to establish for each such series such rights and preferences as determined by the board, including dividend rights, voting rights, conversion features, redemption features, and liquidation preferences. As of December 31, 2024 and 2023, no preferred stock had been designated or issued.

8. EQUITY INCENTIVE PLAN

In 2021, the Company adopted its Equity Incentive Plan (the "Plan"), under which it reserved 1,000,000 shares of its common stock for issuance to employees, directors, and consultants. Awards granted under the Plan may include restricted stock awards ("RSAs"), restricted stock units ("RSUs"), stock appreciation rights, and other stock-based awards.

Restricted Stock and Restricted Stock Units

Through December 31, 2024, the Company has only granted restricted stock and restricted stock units. No stock options, stock appreciation rights, or similar derivative awards have been granted.

Because no stock options were issued, no Black-Scholes or option-pricing model was utilized during the periods presented.

Activity for the years ended December 31, 2024 and 2023 for restricted stock and restricted stock units is as follows:

Description	Number of Awards
Outstanding at January 1, 2023	**396,414**
Granted	36,899
Exercised/ Vested	(173,645)
Expired/Cancelled	(3,750)
Outstanding at December 31, 2023	**255,918**
Granted	20,000
Exercised/ Vested	(188,651)
Expired/Cancelled	-
Outstanding at December 31, 2024	**87,267**

Measurement of Stock-Based Awards

Restricted stock and RSUs are measured at the grant-date fair value of the Company's common stock. Fair value is determined based on the Board-approved valuation of common stock in accordance with ASC 718. Because awards are not options, valuation inputs such as expected volatility, expected term, dividend yield, and risk-free rate do not apply.

Recognition of Stock-Based Compensation

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which corresponds to the vesting period of each award.

Stock-based compensation expense totaled $28,278 and $34,110 for the years ended December 31, 2024 and 2023, respectively.

9. DEBT

Convertible Notes

The Company issued convertible notes to certain parties during the years 2021 and 2022. The principal amount borrowed against convertible notes was $930,000 and $300,000 during 2021 and 2022, respectively. The convertibles notes carry interest rate of 7.00 per annum and had original maturities in June 2024. The maturity was revised, through mutual agreement between the note holders and the Company to June 2025. As of December 31, 2024 and 2023, the accrued interest outstanding on convertible notes was $267,499 and $181,164, respectively.

At the maturity date of each convertible note, the Company will is obligated to pay the holder of each note outstanding an amount equal to the sum of all accrued and unpaid interest due on the note and the outstanding principal balance. Prior to the maturity date, any or all Notes may convert to Common Stock or Preferred Stock pursuant to the following events:

Optional Conversion to Common Stock. At any time prior to the closing of a Qualified Financing or the Maturity Date, Note Holders may convert any or all of the outstanding principal balance and accrued but unpaid interest on the Notes into such number of shares of Common Stock obtained by dividing (i) the optionally converted principal and accrued interest under this Note by (ii) the Common Stock Conversion Price. The Common Stock Conversion Price for Notes issued prior to December 1, 2021, is $1.45 per share. The Common Stock Conversion Price for Notes issued on December 15, 2022, is $1.92 per share.

Automatic Conversion Upon Qualified Financing. In the event the Company consummates, prior to the Maturity Date, an equity financing, pursuant to which it sells shares of Preferred Stock (the "Qualified Equity Securities" or "QES") for an aggregate consideration of at least Seven Million Dollars ($7,000,000) and with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance and accrued but unpaid interest on the Notes shall automatically convert into such number of shares of such Qualified Equity Securities obtained by dividing (i) the principal and accrued interest under the Notes by ii) 67% of the QES price; under the same terms as those agreements entered into by the Company and the other purchasers of the Qualified Equity Securities.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

WindSail Term Loan

On March 22, 2024, WeatherFlow-Tempest Inc. entered into a Loan and Security Agreement with WindSail Climate Capital Fund II, L.P. (the "Lender") providing a secured term-loan facility (the "WindSail Loan"). The agreement allows aggregate borrowings of up to $3 million, bearing interest at both a cash interest rate of 9.50% per annum and a paid-in-kind ("PIK") interest rate of 5.00% per annum. PIK interest is compounded monthly and added to the outstanding principal balance. Interest payments are due monthly in arrears, with all remaining principal and accrued interest due upon maturity on March 22, 2027, unless earlier repaid.

The loan is secured by substantially all assets of the Company and includes customary covenants, reporting obligations, and financial-performance requirements. Borrowings are subject to a first-priority security interest in the Company's assets.

In connection with the loan closing, the Company issued a warrant to the Lender to purchase shares of the Company's common stock. The fair value of the warrant at issuance was determined separately under ASC 470-20 and recorded as a debt discount, which is being amortized to interest expense over the term of the loan using the effective-interest-rate method.

The Company also pays a monthly administrative fee to WindSail Capital Group, LLC and may be required to pay a prepayment fee in the event of early repayment or acceleration. As of December 31, 2024, the outstanding balance of the WindSail Loan was $3,110,204, including accrued PIK interest of $97,732. No portion of the loan was classified as current as of that date.

10. INCOME TAXES

The Company had no current or deferred federal and state income tax expense or benefit for the years ended December 31, 2024 and 2023, because we generated net operating losses, and currently management does not believe it is more likely than not that the net operating losses will be realized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $675,676 and $1,140,619 during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, we had U.S. federal net operating loss carryforwards of approximately $6.75 million and state net operating loss carryforwards of approximately $1.00 million. Federal net operating loss carryforwards of approximately $6.75 million generated since fiscal years beginning after December 31, 2017 will carry forward indefinitely, but are subject to an 80% taxable income limitation.

The Company file income tax returns in the U.S. federal, and various U.S. state jurisdictions. The Company is subject to U.S. federal and state income tax examinations by tax authorities for tax years 2021 through 2024 due to net operating losses that are being carried forward for tax purposes, but is not currently under examination by tax authorities in any jurisdiction.

The Company's policy is to recognize interest and penalties related to income taxes as components of interest expense and other expense, respectively. The Company incurred no interest or penalties related to unrecognized tax benefits in the years ended December 31, 2024 or 2023. The Company do not anticipate any significant changes in our uncertain tax positions within twelve months of this reporting date.

11. RELATED PARTY

The Company participates in certain joint operational arrangements with, WFn Holdings Inc. ("WFN"), a related party due to majority ownership and former parent, which primarily includes (i) WFN's Pro Data license usage by the Company and (ii) joint installation activities associated with certain of the Company's projects.

For the year ended December 31, 2024, WFN earned $587,427 from joint activities with the Company, consisting primarily of Pro Data licensing usage by the Company and revenue share from Amazon station installation projects.

The Company has deposits from WFN amounting to $32,500 and $359,061 as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, and December 31, 2023, the outstanding payables to WFN were in the amount of $74,174 and $0, respectively.

The Company's expenses included charges from WFN for data usage license fee and certain other expenses in the amount of $694,713, and $426,300 for the years ended December 31, 2024 and 2023, respectively.

In prior years, the Company entered into an agreement with TOA Systems LLC, a wholly-owned subsidiary of WFN to obtain an exclusive license to global lightning data. As part of the original arrangement, WFN received a total of 695,000 shares of the Company's common stock as consideration for license access.

On August 1, 2024, the Company and WFN mutually terminated the lightning data license agreement. Under the amended terms:

- WFn Holdings agreed to sell back 450,000 shares of the Company's common stock to the Company at a price of $0.15 per share.
- The remaining 245,000 shares originally provided to WFN were acknowledged by both parties as full and final consideration for the lightning-data provided to the Company from June 30, 2021 through December 31, 2024.
- No additional payments are owed to WFN for lightning-data usage.

The Company retains the ability to license lightning data from WFN in the future, at below-market rates, should such access be beneficial to the Company. The repurchase of the 450,000 shares and the settlement of the related-party receivable were accounted for as equity transactions in accordance with ASC 505-30.

The Company sponsors a 401(k) Employee Retirement Plan through WFN. Employees of the Company become eligible to participate in the plan after completing 1,000 hours of service within a 12-month period. Under the plan, eligible employees receive an annual Safe Harbor contribution equal to 3% of qualifying compensation.

Safe Harbor contributions for a given plan year must be deposited no later than the end of the following calendar year, once the final calculation of eligible compensation is completed. For the 2024 plan year, the 401(k) Safe Harbor contribution totaled $99,058. This obligation was administered through WFN. As of December 31, 2024, the contribution had not yet been funded and was recorded as a related-party payable to WFN.

The Company subsequently paid the $99,058 Safe Harbor contribution in March 2025 to WFN. No additional amounts were owed or accrued in connection with this arrangement.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through November 25, 2025, which is the date the financial statements were available to be issued.

On December 12, 2024, the Company filed a Form C with Securities and Exchange Commission for Crowdfunding offering with StartEngine as its Crowdfunding platform. The Company was offering its Preferred Stock at $3.00 per share. The offering was live through March 15, 2024 and from January 1, 2025 through March 15th, 2025, the Company sold 652,040 shares of Preferred Stock and raised proceeds of $1,493,035, net of offering costs.

In June 2025, the Company renegotiated the maturity date of its convertible notes (Note 9) and the maturity date was extended to June 2026.

WEATHERFLOW-TEMPEST, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

WEATHERFLOW-TEMPEST, INC.
BALANCE SHEET

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	633,307	$	289,085
Accounts receivable—net		606,570		249,443
Inventories		846,478		547,806
Due from related parties		359,061		153,076
Prepaids and other current assets		453,094		1,003,168
Total current assets		**2,898,510**		**2,242,578**
Property and equipment, net		8,531		38,587
Intangible assets		50,000		61,000
Security deposits		1,192		1,192
Total assets	**$**	**2,958,233**	**$**	**2,343,357**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	789,509	$	1,196,888
Credit Card		79,244		97,310
Short-term borrowings		1,369,719		611,206
Deferred Revenue		33,001		1,075
Due to related parties		-		-
Other current liabilities		276,505		194,592
Investor Advance		-		-
Total current liabilities		**2,547,978**		**2,101,071**
Convertible Note		1,230,000		1,230,000
Total liabilities		**3,777,978**		**3,331,071**
STOCKHOLDERS EQUITY				
Common Stock		15,677		14,961
Additional Paid In Capital		7,098,841		5,470,126
Subscription receivable		-		-
Equity issuance costs		(338,731)		(179,285)
Accumulated Deficit		(7,595,532)		(6,293,516)
Total stockholders' equity		**(819,745)**		**(987,714)**
Total liabilities and stockholders' equity		**2,958,233**		**2,343,357**

See accompanying notes to the financial statements

WEATHERFLOW-TEMPEST INC.
STATEMENTS OF OPERATIONS

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 12,210,800	$ 9,247,465
Cost of goods sold	5,651,988	4,572,469
Gross profit	**6,558,812**	**4,674,996**
Operating Expenses:		
General and administrative	5,825,702	5,574,292
Research and development	483,296	143,229
Sales and marketing	1,350,545	1,535,721
Total operating expenses	**7,659,543**	**7,253,242**
Operating income/(loss)	(1,100,731)	(2,578,246)
Interest expense	200,506	155,966
Other Loss/(Income)	(21)	13,286
Income/(Loss) before provision for income taxes	**(1,301,216)**	**(2,747,498)**
Provision/(Benefit) for income taxes	800	800
Net income/(Net Loss)	**$ (1,302,016)**	**$ (2,748,298)**

See accompanying notes to the financial statements

(in , $US)	Common Stock		Additional Paid In Capital	Subscription Receivable	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Balance—December 31, 2021	12,900,123	$ 12,900	$ 3,927,901	$ (53,431)	$ (75,314)	$ (3,545,218)	$ 266,838
Capital contribution	1,908,471	1,908	1,604,011	53,431	(103,971)	-	1,555,379
Stock-based compensation	153,002	153	(61,786)	-	-	-	(61,633)
Net income/(loss)	-	-	-	-	-	(2,748,298)	(2,748,298)
Balance—December 31, 2022	14,961,596	$ 14,961	$ 5,470,126	$ -	$ (179,285)	$ (6,293,516)	$ (987,714)
Capital contribution	542,496	542	1,662,825	-	(159,446)	-	1,503,921
stock based compensation	173,645	174	(34,110)	-	-	-	(33,937)
Net income/(loss)	-	-	-	-	-	(1,302,016)	(1,302,016)
Balance—December 31, 2023	15,677,737	$ 15,677	$ 7,098,841	$ -	$ (338,731)	$ (7,595,532)	$ (819,745)

See accompanying notes to financial statements.

6

WEATHERFLOW-TEMPEST INC.
STATEMENTS OF CASH FLOWS

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(1,302,016)	$	(2,748,298)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation of property		35,414		17,286
Amortization of intangibles		11,000		10,000
Share based compensation		34,110		61,786
Changes in operating assets and liabilities:				
Accounts receivable		(357,127)		(79,635)
Inventory		(298,672)		49,821
Prepaid expenses and other current assets		550,074		(618,658)
Accounts payable and accrued expenses		(407,379)		884,404
Deferred Revenue		31,926		(16)
Credit Cards		(18,066)		(21,958)
Other current liabilities		81,913		88,401
Net cash used in operating activities		**(1,638,823)**		**(2,356,867)**
CASH FLOW FROM INVESTING ACTIVITIES				
Disposal of property and equipment		(5,358)		-
Purchases of intangible assets		-		-
Net cash used in investing activities		**(5,358)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Short term borrowing, net of payments		758,513		494,047
Due to/from related parties, net of payments		(205,985)		(167,922)
Borrowing on Convertible Notes		-		300,000
Investor advances		-		(300,000)
Equity issuance costs		(159,446)		(103,971)
Subscription receivable		-		53,431
Issuance of common stock		716		2,061
Share based compensation		(34,110)		(61,786)
Capital contribution		1,628,715		1,542,225
Net cash provided by financing activities		**1,988,403**		**1,758,085**
Change in cash		**344,222**		**(598,782)**
Cash—beginning of year		289,085		887,867
Cash—end of year	**$**	**633,307**	**$**	**289,085**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	114,406	$	76,828
Cash paid during the year for income taxes	$	800	$	800

See accompanying notes to financial statements.

7

1. NATURE OF OPERATIONS

Weatherflow-tempest, inc. operates in the private weather industry, selling products and providing services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data.

WeatherFlow-Tempest, Inc. was founded on December 26, 2018, in the state of Delaware, originally as a wholly owned subsidiary of WFn Holdings, Inc.. As a result of a spin-off agreement effective April 1, 2021, WeatherFlow-Tempest, Inc. is no longer a subsidiary of WFn Holdings Inc.

The financial statements of WeatherFlow-Tempest, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $381,733 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property, which will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

· Online Sales: Revenue is recognized at point-in-time when the goods are shipped or delivered to the customer.

· Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of weather stations systems and weather meters, and from subscription applications, SaaS tools and licensed data.

Cost of sales

Costs of goods sold include the cost of hardware costs, freight and delivery, packaging, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $993,289 and $942,663, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use

asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Equity Issuance Costs

Equity issuance costs are costs that are directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company recognizes these costs as a reduction in proceeds from issuance of stock.

Stock Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 9, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023		2022	
Finished goods	$	846,478	$	547,806
Total inventories	**$**	**846,478**	**$**	**547,806**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and, accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of:

As of December 31,		2023		2022
Employee advances	$	861	$	-
Prepaid production expenses		379,496		959,866
Vat tax		12,209		-
Prepaid Opex		48,374		43,000
Prepaid insurance		12,154		302
Total prepaid expenses and other current assets	**$**	**453,094**	**$**	**1,003,168**

Other current liabilities consist of:

As of December 31,		2023		2022
Pension payable	$	93,420	$	99,817
Accrued interest		181,164		95,064
Sales tax payable		1,121		(289)
Income tax payable		800		-
Total other current liabilities	**$**	**276,505**	**$**	**194,592**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of December 31,		2023		2022
Computer equipment	$	14,421	$	39,607
Furnitures and fixtures		12,350		23,971
Machinery and equipment		72,187		74,017
Leasehold improvements		5,377		5,377
Property and Equipment, at Cost		**104,335**		**142,972**
Accumulated depreciation		(95,804)		(104,385)
Property and Equipment, Net	**$**	**8,531**	**$**	**38,587**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $35,414 and $17,286, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and 2022, intangible asset consists of:

As of December 31,		2023	2022
Intelectual Property - BarometerTempest	$	100,000	$ 100,000
Intangible assets, at cost		**100,000**	**100,000**
Accumulated amortization		(50,000)	(39,000)
Intangible assets, Net	**$**	**50,000**	**$ 61,000**

Amortization expense for patents for the fiscal year ended December 31, 2023, and 2022 was in the amount of $11,000 and $10,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

For The Year Ended December 31,		Amortization Expense
2024	$	10,000
2025		10,000
2026		10,000
2027		10,000
Thereafter		10,000
Total	**$**	**50,000**

7.   LEASES

The Company has one operating lease for business premises, The Company's lease matures in 2024. Monthly payments are $3,960. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating lease as of December 31, 2023 and 2022 were six months.

The operating lease may be cancelled at any time by mutual agreement of both parties.

Rent expense was in the amount of $157,138 and $136,879 for the years ended December 31, 2023 and 2022, respectively

Future minimum lease payments are as follows:

For The Year Ended December 31,		
2024	$	19,803
2025 and thereafter		-
Total future minimum operating lease payments	**$**	**19,803**

8.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Shares with a par value of $0.001. As of December 31, 2023, 15,677,737 shares have been issued and are outstanding. As of December 31, 2022, 14,961,596 shares were issued and outstanding.

Each unit of common stock is entitled to one vote and holders of common stock are not entitled to dividend distributions.

9.   EQUITY INCENTIVE PLAN

During 2021, the Company authorized the Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company grants stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (Years)	4.00
Risk-free interest rate	3.80%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	267,366	$ -	2.67
Granted	282,050	-	-
Exercised	(153,002)	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	**396,414**	**$ -**	**2.32**
Exercisable Options at December 31, 2022	**-**	**$ -**	**-**
Granted	36,899	-	-
Exercised	(173,645)	-	-
Expired/Cancelled	(3,750)	-	-
Outstanding at December 31, 2023	**255,918**	**$ -**	**2.19**
Exercisable Options at December 31, 2023	**-**	**$ -**	**2.19**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $34,110 and $61,786, respectively.

10. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

					As of Year Ended December 2023			As of Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible notes - 2021	$ 930,000	7%	2021	2025	$ -	$ 930,000	$ 930,000	$ -	$ 930,000	$ 930,000
Convertible notes - 2022	$ 300,000	7%	2022	2025	-	300,000	300,000	-	300,000	300,000
Total					$ -	$ 1,230,000	$ 1,230,000	$ -	$ 1,230,000	$ 1,230,000

At the Maturity Date for each Convertible Note, the Company will pay the holder of each Note outstanding an amount equal to the sum of all accrued and unpaid interest due on such Note and the outstanding principal balance of such Note. Prior to the Maturity Date, any or all Notes may convert to Common Stock or Preferred Stock pursuant to the following events:

Optional Conversion to Common Stock. At any time prior to the closing of a Qualified Financing or the Maturity Date, Note Holders may convert any or all of the outstanding principal balance and accrued but unpaid interest on the Notes into such number of shares of Common Stock obtained by dividing (i) the optionally converted principal and accrued interest under this Note by (ii) the Common Stock Conversion Price. The Common Stock Conversion Price for Notes issued prior to December 1, 2021, is $1.45 per share. The Common Stock Conversion Price for Notes issued on December 15, 2022, is $1.92 per share.

Automatic Conversion Upon Qualified Financing. In the event the Company consummates, prior to the Maturity Date, an equity financing, pursuant to which it sells shares of Preferred Stock (the " Qualified Equity Securities"of "QES") for an aggregate consideration of at least Seven Million Dollars ($7,000,000) and with the principal purpose of raising capital (a "Qualified Financing"), then the outstanding principal balance and accrued but unpaid interest on the Notes shall automatically convert into such number of shares of such Qualified Equity Securities obtained by dividing (i) the principal

and accrued interest under the Notes by ii) 67% of the QES price; under the same terms as those agreements entered into by the Company and the other purchasers of the Qualified Equity Securities.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Short-term borrowings

The Company has an extended, long-term financing agreement with Amazon, PayPal, and Shopify during the years ended December 31, 2022 and 2023, which has been included under short-term borrowings. The Company also had extended long-term financing agreements with Clearbank, during the year ended December 30, 2023, and 2022, which have been included under short-term borrowings.

11.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2023, and 2022 consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(388,522)	$	(820,092)
Valuation Allowance		388,522		820,092
Net Provision for income tax	**$**	**-**	**$**	**-**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(2,266,507)	$	1,321,638
Valuation Allowance		2,266,507		(1,321,638)
Total deferred tax asset	**$**	**-**	**$**	**-**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $7,595,532, and the Company had state net operating loss ("NOL") carryforwards of approximately $7,595,532. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12. RELATED PARTY

The Company has deposits from WFn Holdings Inc., the Company's former parent company, which has substantial common ownership with the Company. As of December 31, 2023, and December 31, 2022, the outstanding receivables were in the amount of $359,061 and $153,076, respectively.

The Company's expenses included charges from WFn Holdings, Inc. As of December 31, 2023, and December 31, 2022, the expenses paid to WFn Holdings Inc, were in the amount of $426,300, and $425,200, respectively.

The Company's revenues include revenues from Synoptic Data PBC, a Company in which WFn Holdings Inc owns a minority stake. As of December 31, 2023 and 2022, the Company's revenue from Synoptic Data PBC, were in the amount of $10,286, and $22,924, respectively.

13. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through December 9, 2024, which is the date the financial statements were available to be issued.

On March 21, 2024, the Company board approved the increase of stock available through the Equity Incentive plan to a total of 3,000,000 shares. At the same time the board approved the grant and issuance of 2,000,000 shares of Common Stock to the Chief Operating Officer with a strike price of $1, and vesting as follows: 500,000 shares vest on May 31, 2024; 37,500 shares vest on June 30, 2024, and on the very last day of each month thereafter until 2,000,000 total shares vest on September 30, 2027.

As of March 22, 2024 the Company obtained a $3,000,000 senior secured debt facility from WindSail Capital Group, and the Company has drawn down $3,000,000 to i) replace other short-term debt and ii) fund operations. The facility requires monthly interest only payments based on an annual rate of 9.5%. The debt also accrues interest to principal at 5% annually. The principal balance and accrued interest are due March 22, 2027. As part of the transaction consideration, the Company granted WindsSail a warrant for the purchase of 289,000 shares at $0.001 per share. WindSail subsequently executed the warrant, purchasing 289,000 shares on June 14, 2024.

As of August 1, 2024 the Company terminated an agreement to license lightning data from TOA Systems LLC, a subsidiary of WFn Holdings Inc. Under the updated agreed terms, WFn Holdings agreed to sell 450,000 shares of WeatherFlow-Tempest common stock held by WFn to the Company at a favorable price of $0.15 per share. The shares were originally provided to WFn Holdings as part of the consideration for an exclusive license to global lightning data. Lightning data was provided to the Company, per the agreement, however WFn was unable to meet all the terms of that long-term agreement. The additional 245,000 shares of the Company's common stock provided to WFn Holdings at the inception of the exclusive license agreement have been acknowledged as the full consideration for the lightning data utilized by the Company from

WEATHERFLOW-TEMPEST INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED TO DECEMBER 31, 2023, AND 2022

June 30, 2021 through December 31, 2024. No other payment is due WFn for licensing lightning data. The Company retains availability to license lightning data from WFn Holdings at a below market price in the future, if it's beneficial to the Company.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

15. **CHANGE IN ACCOUNTING POLICIES AND CUMULATIVE EFFECT ADJUSTMENTS**

Effective January 1, 2024, the Company adopted new accounting policies related to (i) revenue recognition for undelivered performance obligations and (ii) recognition of warranty liabilities, to align its financial reporting with U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

Previously, revenue was recognized upon invoicing, and warranty costs were expensed as incurred. Under ASC 606, *Revenue from Contracts with Customers*, revenue related to services or performance obligations not yet fulfilled is required to be deferred. Additionally, under ASC 460-10, *Guarantees – Product Warranties*, an estimated liability for warranty obligations must be recognized at the time of sale.

In accordance with ASC 250, *Accounting Changes and Error Corrections*, these policy changes have been applied retrospectively. The cumulative impact of adoption as of January 1, 2024 is as follows:

Account	Increase / (Decrease)
Deferred Revenue (Liability)	$240,000
Warranty Provision (Liability)	$25,000
Retained Earnings	($265,000)

The adjustment was recorded as a decrease to opening retained earnings in the Statement of Changes in Equity. The adoption affects comparability of results between periods. The swing in net income for FY 2024 primarily reflects timing differences from revenue deferral and recognition of warranty accruals rather than changes in operating performance